PROSPECTUS SUPPLEMENT NO. 5    FILED PURSUANT TO RULE 424(B)(3) AND (C)
(TO PROSPECTUS DATED JUNE 21, 2004)        REGISTRATION NO. 333-115477

This prospectus supplement supplements the prospectus dated June 21, 2004 of U.S. Energy Corp. (“USE” or the “company”) relating to the public offer and sale by the selling shareholders of up to 2,113,573 shares of common stock by shareholders; up to 1,472,689 shares of common stock by holders of warrants and options on exercise thereof; up to 1,720,030 shares of common stock which may be issued on exchange of outstanding common stock, and preferred stock, in Rocky Mountain Gas, Inc. (“RMG,” a majority-owned subsidiary of USE) for common stock of USE; and up to 245,991 shares of common stock which may be issued on conversion of principal and interest on debt.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this supplement supersedes the information contained in the prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS AND THE TABLE OF CONTENTS ON PAGE 2 OF THE PROSPECTUS.

USE and Crested Corp. have filed a formal request with the State of Utah for an operational license to reopen and operate the Shootaring Canyon Uranium Mill located in southeastern Utah.

The spot price for uranium concentrates (U3O8) has increased during the past year from $10.00 per lb. to $21.75 per lb. U2O8, and the long term price is $27.00. Management of USE and Crested have made a decision to start up the Shootaring Canyon Uranium Mill which is owned by Plateau Resources Limited (Plateau), a subsidiary of U. S. Energy Corp. Crested has a 50% interest in Plateau’s cash flows. The Shootaring Mill was designed to process 750 tons of material per day (tpd) and should be capable of operating at 1,000 tpd, once the refurbishing is completed. Plateau controls a number of nearby uranium properties and stockpiles of uranium mineralized material. We expect that more acquisitions and new nearby mines will come into production to furnish additional material for the Mill, which are expected to be able to feed the Mill with sufficient material for the foreseeable future.

When refurbished and the operational license is issued, the Mill will have the capacity to produce 1.5 million pounds of uranium concentrates annually depending on the grade of material fed to the Mill. It will cost at least $25 million to modify the Mill’s tailings cell to Utah standards; post additional reclamation bonding; and complete other mill upgrades before production can begin. Additionally, a circuit to process the vanadium which is contained in almost all of the mineralized material is planned to be added to the Mill.

Except for the lower grade mineralized material which has been stockpiled at the Mill for over ten years, the grades of materials controlled by USE and Crested at other properties in the vicinity of the Mill have not been determined. Until such grades have been established with drilling and testing, and a feasibility study completed on the properties to determine the economics of running the Mill to process these materials, we cannot determine if the properties contain any uranium reserves. In any event, the feasibility of the mines, and therefore of operating the Mill, will be dependent on sustained high prices for uranium concentrates, and overall, the grades of material available for processing being economic (containing sufficient uranium) at such sustained high prices.

Once required financing is in place, the work is planned to be completed in approximately 18 months after the operating license is granted by the State of Utah, but unforeseen causes may delay the project. Efforts are underway while going through the State of Utah permitting process to raise the necessary financing for the project. However, financing terms have not been finalized, and we cannot predict if and when the financing will be completed.

The date of this prospectus supplement is March 21, 2005
End of prospectus supplement